United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                      SEC File No.:  000-15260
                                                         CUSIP No.:  286186101

                           NOTIFICATION OF LATE FILING

(Check One):      |X| Form 10-K and Form 10-KSB; |_| Form 20-F;
                  |_| Form 11-K; |_| Form 10-Q and Form 10-QSB;|_| Form N-SAR

              For Period Ended:  June 30, 2005

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR
              For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                             Element 21 Golf Company
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                             Full Name of Registrant

                               BRL Holdings, Inc.
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                            Former Name if Applicable

                             207 Queens Quay W. #405
                            Toronto, Canada, M5J 2A7
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            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code

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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is operated primarily through consultants and was unable to prepare the necessary information in a timely manner because of other commitments on behalf of the Registrant. As a result, the Registrant requires additional time to complete the Form 10-KSB and therefore, the Registrant's Annual Report on Form 10-KSB regarding the fiscal year ended June 30, 2005 could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                    Nataliya Hearn                  416-362-2121
        ---------------------------------  -----------------------------------
                        (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s).

|X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report revenue for the fiscal year ended June 30, 2005 as compared to $0 revenue for the fiscal year ended June 30, 2004. Due to the reasons stated above, the Registrant does not have final audited financial statements for its most recently completed fiscal year as of the date of this filing, and, therefore, specific estimates regarding significant changes in results of operations cannot be made at this time.

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                             ELEMENT 21 GOLF COMPANY
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September __, 2005                  By:
                                           -------------------------------------
                                           Nataylia Hearn, Ph.D.
                                           President and Director

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